Sanofi-aventis Announces the

Settlement of Nasacort® AQ U.S. Patent

Litigation

and Certain Allegra®/Allegra® D-12

U.S. Patent Litigations

Paris, France - November 19, 2008 - Sanofi-aventis announced today the signature of agreements to settle the U.S. patent infringement suits related to Barr Pharmaceuticals and Teva Pharmaceuticals’ generic version of Allegra® (fexofenadine hydrochloride), as well as the U.S. patent infringement suits related to Barr’s proposed generic versions of Allegra® D-12 Hour (fexofenadine hydrochloride; pseudoephedrine hydrochloride) (Allegra® D-12) and Nasacort® (triamcinolone acetonide) AQ. In each case, the settlement agreement is subject to review by the Federal Trade Commission and U.S. state Attorneys General.

Under the terms of the agreements, in exchange for payment of royalties, sanofi-aventis US has agreed to grant Barr and Teva a license to certain patent rights to permit Barr and Teva to sell generic versions of Allegra® 30-mg, 60-mg, and 180-mg tablets in the United States, and to grant Barr a license to certain patent rights to sell generic versions of Allegra® D-12 and Nasacort® AQ in the United States at a future date. In each case, the license is to be non-exclusive, will allow generic entry prior to the expiration of sanofi-aventis US’ patents, and will not preclude sanofi-aventis US’ own marketing of a generic version of these products. No license is granted with respect to any other Allegra® product.

With respect to Allegra®, for which Barr and Teva already market a U.S. generic, royalties are to be retroactively applied to past sales. Royalty rates under the Allegra® D-12 and the Nasacort® AQ licenses will take into account the number of AB-rated generics of these products on the U.S. market.

The license related to Nasacort® AQ authorizes production and marketing of a generic of this product for the United States market no earlier than June 2011 and at the latest December 2013. The license related to Allegra® D-12 authorizes production and marketing of a generic of this product for the United States market no earlier than November 2009. For either product, these dates may be accelerated under certain conditions, notably in the event an AB-rated generic of Nasacort® AQ or an authorized AB-rated generic of Allegra® D-12 were to be launched in the United States or in the event a final U.S. court of appeals decision were to hold the related patents invalid, unenforceable or not infringed.

Under the agreements related to Allegra® D-12 and Nasacort® AQ, Barr will have an option to purchase the finished pharmaceutical product on a non-exclusive basis from sanofi-aventis US.

Under the settlement agreements, sanofi-aventis US will dismiss without prejudice its U.S. patent suits, including any damage claims, against Barr and Teva related to sanofi-aventis US’ U.S. Allegra® patents and the U.S. patent suits against Barr related to its U.S. Allegra® D-12 and Nasacort® AQ patents.

The proposed settlements do not contain any of the practices – such as “reverse payments” – that have been identified as of concern recently by the U.S. Federal Trade Commission, and sanofi-aventis views them as compliant with applicable law. Under a 2001 consent decree concerning sanofi-aventis US predecessor company Hoechst Marion Roussel Inc. and a related state-law settlement agreement, thirty days prior notice of the proposed settlements must be provided to the Federal Trade Commission and certain state Attorneys General. There can be no assurances that review by the Federal Trade Commission and U.S. state Attorneys General will not result in the settlement agreements described above not being implemented.

The Nasacort® AQ suit concerns two patents expiring in 2016. Sanofi-aventis US has asserted claims that cover methods of use and pharmaceutical formulations. The Allegra® and Allegra® D-12 suits involve patents having expiration dates ranging from 2012 to 2018 and claiming formulations, manufacturing process, methods of use, and certain crystalline forms. Certain Allegra® and Allegra® D-12 patent rights are licensed to sanofi-aventis US by Albany Molecular Research, Inc., which has authorized sanofi-aventis US to enter into the arrangements described above in respect of those products.

In 2007, U.S. sales of Nasacort® AQ and Allegra® D-12 amounted to $301 million and $276 million, respectively.

Sanofi-aventis US continues to be involved in ongoing U.S. patent litigation against other parties in relation to Allegra® and Allegra® D-12. These other suits are not settled by the agreements described above.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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